June 22, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Aspire Japan, Inc.
Registration Statement on Form SB-2
Filed June 14, 2007 and amended June 15, 2007
Dear Ms. McGuirk:

We represent Aspire Japan, Inc. (“Aspire Japan” or the “Company”). We are in receipt of your letter dated March 9, 2007 regarding the above referenced filing and the following are our responses:

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing a penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant….has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 6932 (April 13, 1992).  In carrying out this mandate, the staff’s assessment of your status under the definition can be based only upon the public representation of your proposed business in the instant registration statement.  In this regard we also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates that you are a development stage company that intends to market major American brands to Japanese customers through a catalog and internet site.  However, your disclosure shows that you have had no revenues, no contracts or agreements with customers or suppliers, no consultants and have not even begun development of your website.  Moreover, your sole officer and director does not appear to have any direct experience in your proposed line of business.  Additionally, you indicate that in the event you cannot implement your business plan you may merge with a private company in an unrelated business.  In view of the foregoing, we believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Please revise your registration statement to comply with the provisions of Rule 419 of Regulation C or provide us with a detailed legal and factual analysis as to why you are not a blank-check company.

ANSWER: Based on the following, the Company has not updated the disclosure to comply with Rule 419:

Aspire Japan is not a blank-check company since it has a specific business plan and has taken substantial steps in furtherance of its business plan.  Aspire Japan will market and deliver products from a number of American merchandise brands via various media to Japanese consumers, including print catalogs and on the internet at www.aspire-japan.com, facilitating the shopping process by the use of a bilingual customer service center.  By aggregating the merchandise of various participating  merchants into a single  location  in our  print  catalog  and on our Web  site,  we will offer Japanese consumers a diverse  variety of American merchandise brands of products  from  numerous  merchants  and product categories. Our initial catalog will focus primarily on women’s clothing and women’s fashion accessories. In the future we intend to add health and beauty aids, children's toys, executive gifts, educational products, gourmet cooking aids, exercise equipment, jewelry, luggage, travel aids, and home accessories. At the time of this filing we are in discussion with, but have not entered into contract to market or sell any products, nor have we entered into contract to sell advertising to any American brands. We are currently developing our initial catalog layout, design, production and circulation strategy and layout and design for developing our website. We plan to distribute our initial catalog and have our website be fully operational by the end of the fourth quarter of 2007.

Additionally, Ken Osako has had no previous association with any public company that has undertaken a reverse merger or failed to successfully implement its business plan.

Based on the above, this Company does not need to comply with Rule 419.  It is not a blank check company because it has a specific business plan and has moved forward with its business operations. In addition, as set forth above, neither Ken Osako nor David Daisuke Nakajima, our officers and directors has never been involved with any other public companies.

2.	Please file the Stock Purchase Agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B. Insure that the Exhibit Index reflects the filing of this agreement.

ANSWER: The Stock Purchase Agreement has been filed as an exhibit to the registration statement and is included in the Exhibit Index.

Registration Statement Facing Page

3.	Please insure that the amendment provides the Primary Standard Classification Code and Commission file number.

This section has been amended to provide the Primary Standard Classification Code and Commission file number.

4.
We note your statement in footnote 1 to the Calculation of Registration Fee table that “we calculated a good faith estimate of the number of shares that we believe may be issuable pursuant to the equity line financing to account for market fluctuations.  Should we have insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.” The company has not filed an equity line financing agreement.  Revise your disclosure as appropriate or advise us of the basis for your statement.  We may have further comment.

ANSWER: This language was included in error and has been removed from this section.

Cover Page

5.
We note that the cross-reference to the risk factors section is in all capital letters.  We also note other disclosure is presented in all capital letters.  All capital letters impede the readability of the disclosure.  Instead of all capital letters, use bold face type or italics to highlight the information.

ANSWER: The cross-references to the risk factors have been revised to appear in bold face type rather then all capital letters.

6.	Please revise to highlight the legend in the paragraph following your cross reference to the risk factors section

ANSWER: This paragraph has been revised to appear in italics.

7.	Please revise to provide the disclosure required by Item 501(a)(9)(iv).

ANSWER:  The document has been revised to provide the disclosure required by Item 501(a)(9)(iv).

8.
We note your statement that “the 1,075,000 shares of our common stock can be sold by selling security holders at a fixed price of $1.00 per share until our shares are quoted on the OTC Bulletin Board….” (Emphasis added.)

Please revise your statement to indicate that the selling shareholders must sell at a fixed price of $1.00 per share until the securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices.

ANSWER: This section has been revised to reflect that the selling shareholders must sell at a fixed price of $1.00 per share if they choose to sell their shares until the securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary

About Our Company, page 1

9.
Revise your disclosure to clarify the types of apparel that you will offer to Japanese customers.  State whether the company has begun business operations in marketing and selling the apparel.  State whether the company has any contracts with major brands to sell their products.  We may have further comment.

ANSWER: We have revised our disclosure to include that our initial catalog will focus primarily on women’s clothing and fashion accessories. In the future we intend to add health and beauty aids, children's toys, executive gifts, educational products, gourmet cooking aids, exercise equipment, jewelry, luggage, travel aids, and home accessories. At the time of this filing we are in discussion with American merchandise brands but have not entered into contract to market or sell their products, nor have we entered into contract to sell advertising to any American brands.

10.	The opening sentence should contain the name of the company that it was incorporated under on February 2, 2005.

ANSWER:  The opening sentence has been revised to include the name of the company, 511410, Inc.,  that the Company was incorporated under on February 2, 2005.

11.	Here or under the “Description of Business”, please disclose the business purpose of the original company.

ANSWER:  This section has been revised to disclose that the business purpose of the original company was 511410,Inc. was to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions.

12.
We note your statement that “the offering price…is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board…”  (Emphasis added.)  Revise to indicate that the selling security holders will sell their shares at a fixed price.

ANSWER: This section has been revised to indicate that if the selling shareholders choose to sell their shares, the shares must be sold at the offering price until the Company’s common stock is sold on the OTC Bulletin Board (or other specified market).

13.	Please briefly indicate the amount of expected expenses relating to the registration of the shares for selling shareholders.

ANSWER:  This section has been revised to indicate that the amount of expected expenses relating to the registration of the shares for selling shareholders will be $20,000.

Risk Factors, page 2

14.
Revise the subheadings to concisely state the specific material risk it presents to your company or investors and the consequences should that risk factor occur.  Avoid simply referring to a fact about your company or a future event in your subheadings.  For example, we note the subheading “We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends,” Subheadings must describe the actual risk addressed, not the aspect of your business which gives rise to the risk.

ANSWER:  The subheading have been revised to concisely state the specific material risks presented to the company and the consequences should that risk factor occur.

15.
Please include risk factors discussing the officers and directors lack of business experience in this line of business, the company’s lack of contracts or agreements with customers or suppliers, along with any potential conflicts of interest with Mr. Osako.

ANSWER:  The risk factors section has been revised to include risk factors discussing the officers and directors lack of business experience in this line of business and the company’s lack of contracts or agreements with customers or suppliers.  The Company is not aware of any potential conflicts of interest concerning Mr. Osako.

16.	Revise risk factor 2 to indicate the amount of additional funds needed to achieve your current plans of operations.

ANSWER: We have revised this risk factor to indicate that we will need a minimum of $1,200,000 to continue operations over the next twelve months. However, we will require additional funds estimated at approximately $10,850,000.00 in order to significantly expand our business as set forth in our plan of operations.

17.	We do not understand your reference to “new online-dating related features” in your second risk factor.

ANSWER:  This reference was included in error and has been removed from the prospectus.

18.	Revise risk factor 6 to indicate the number of shares beneficially owned by Ken Osako.

ANSWER:  The risk factor has been revised to disclose that Ken Osako owns 6,510,000 shares, or approximately 84.99% of our common stock.

19.	In light of the potential importance of your 12th risk factor, “We are currently deemed a shell company…” revise to address this risk in the beginning of your risk factor section.

ANSWER:  This risk factor has been moved to the beginning of the risk factor section.

20.
We note your statement that sales of your common stock by Mr. Osako into the public market could decrease the prevailing market price of your common stock.  Supplementally advise us of the exemption Ken Osako will rely upon for these sales.  We may have further comment.

ANSWER: Mr. Osako will sell his shares pursuant to Rule 144.  Accordingly, not more than 1% of the outstanding shares may be sold every 3 months.

Determination of Offering Price, page 4

21.
You state that the public offering price was arbitrarily determined.  You also indicate that the offering price was arrived at by determining your financial condition and prospects, your limited operating history, and the general condition of the securities market.  Revise to reconcile your statements.

ANSWER:  The public offering price was based on our financial condition and prospects, our limited operating history, and the general condition of the securities market.  We have revised these statements to avoid potential confusion.

22.
We note that investors purchased shares of the company stock in August, 2006 at $.001 per share while in November, 2006, 11 shareholders purchased stock at $1.00 per share.  Please explain to us the factors considered that determined the price per share in each of these offerings.

ANSWER: The shares sold in August 2006 at $.001 were shares in a blank check company.  By November 2006, Mr. Osako had put in his business plan, and the shares were then sold at $1.00 per share.  This section has been revised to disclose this.

Selling Shareholders, page 5

23.	We note your reference to “issued pursuant to Regulation D Rule 402”. Revise to indicate whether the securities were issued pursuant to Rule 504, Rule 505 or Rule 506 of Regulation D.

ANSWER: The securities were issued under Regulation D, Rule 506. This section has been revised accordingly.

24.	In the third paragraph, please identify “our founder”.

ANSWER:  This section has been revised to disclose that our founder is Scott Raleigh.

25.	Also, please state the price per share Mr. Osako paid for the 100,000 shares pursuant to the Stock Purchase Agreement in July, 2006.

ANSWER: Mr. Osako paid $2.78 per share for the 100,000 shares he purchased for $36,000 pursuant to the Stock Purchase Agreement in July 2006.  This section has been revised to disclose this.

26.	Please revise to list the selling shareholders in alphabetical order.

ANSWER:  The list of selling shareholders has been revised to appear in alphabetical order.

27.
Revise to indicate the number of shares outstanding used in computing the percentage of common stock owned after the offering.  We note your financial statements dated October 31, 2006 indicate the weighted average number of common shares as 51,511,111.

ANSWER: A footnote has been added to indicate that the number of shares outstanding used in computing the percentage of common stock owned after the offering is 7,660,000.

28.	In the Selling Shareholder table, it appears that Harumi Kondo is listed twice, unless there are two different shareholders with the same name. Please correct or clarify by footnote, as appropriate.

ANSWER: The table has been revised to eliminate the repetition.

29.
Further, there are four (4) shareholders listed in the table with the last name of Osako, in addition to Mr. Ken Osako.  Please clarify by footnote whether or not there is any affiliation between the company’s president and Shingo, Yuki, Riki, and Sachiyo Osako.

ANSWER:   The shares previously owned by Yuki and Riki Osako were transferred to Ken Osako.  Footnotes have been added to disclose that Shingo Osako is Ken Osako’s brother, and that Sachiyo Osako is Ken Osako’s mother.

Directors, Executive Officers…..page 8

30.	Revise to indicate the term of the positions held in the company by Mr. Ken Osako.

ANSWER:  This section has been revised to provide the term of the positions held in the Company by Mr. Ken Osako.

31.
We note Mr. Osako’s business experience during the past five years.  For each job held, include the start date and ending date by month and year.  Also indicate the principal business of any corporation or other organization where the occupation or employment was carried on.  We may have further comment.

ANSWER:  This section has been revised to provide the start date and ending date by month and year for each job held, as well as the principal business of any corporation or other organization where the occupation or employment was carried on.

32.	Referring to the biographical information for Mr. Osako, please indicate whether any of the companies mentioned are reporting companies, as required by Item 401(a)(5) of Regulation S-B.

ANSWER:  None of these companies are reporting companies.  This section has been revised to disclose this.

Security Ownership of Certain Beneficial Owners and Management, page 8

33.	Please revise to indicate the number of executive officers and directors in the group.

ANSWER:  This section has been revised to indicate that there are two executive officers and directors in the group.

Interests of Named Experts and Counsel, page 9

34.	Revise to identify counsel who is opining on the validity of the shares offered.

ANSWER:  This section has been revised to disclose that Anslow & Jaclin, LLP is opining on the validity of the shares offered.

Organization within Last Five Years, page 10.

35.	We note the disclosure that 1,000,000 shares were issued to Scott Raleigh; however, page 13 shows that 100,000 shares were issued. Please correct a appropriate to make the disclosure consistent.

ANSWER:  The disclosures have been revised to indicate that 100,000 shares were issued to Scott Raleigh.

36.	Please revise to indicate the amount of consideration paid by Scott Raleigh for the shares.

ANSWER: This section has Scott Raleigh paid $100 for the 100,000 shares, or $.001 per share.

Description of Business

General, page 10

37.
Revise to describe the company’s current operations.  We note that most of your disclosure addresses the company’s planned operations.  Clarify the status of the production of the catalog, the company’s website, the company’s call center and order processing center, and the showroom in Tokyo.

ANSWER: We have revised this section to describe the company’s current operations. Including the current status of the production of the catalog, the company's website, the company's call center and fulfillment center.

38.
Please revise to expand the second paragraph to specify what particular classification of products the company plans to target, with respect to “top America brands”.  Further, please clarify whether the company has any contracts or agreements with any American suppliers.

ANSWER: We have revised this section to specify what particular classification of products the company plans to target, with respect to American merchandise brands. Additionally, we have clarified the company has no contracts or agreements with any American suppliers at this time.

39.	Indicate the basis for your statement that Japan is “one of the world’s largest retail markets”.

ANSWER: We have removed this statement.

Products and Services, page 10

40.
We note that your principal product will be a catalog.  Disclose whether or not the company has made arrangements with any company to produce the catalog, and if so, please identify the company.  If any agreement has been executed in this regard, please file the agreement as an exhibit to the registration statement.

ANSWER: We have included disclosure that we have begun researching merchants that supply well known American merchandise brands that can display their products in our catalog; to date we have not entered into any agreements at this time. We hope to enter into agreements with companies to print and to deliver our initial catalogs to 2 million targeted prospective Japanese female consumers during the fourth quarter of 2007.

41.	Disclose the cost to produce the catalog as planned. Also, please disclose the intended source of funds to be used for this purpose.

ANSWER: We have disclosed that we anticipate the costs of producing and distributing our initial 240 page catalog at total a cost of $3 million, consisting of $1.9 million for production and $1.1 million for distribution of 2 million copies. We intend to utilize proceeds from the sale of advertising space to cover the cost of producing and distributing the catalogs.

42.	You disclose plans to have a 240-page catalog of which approximately 200 pages will contain advertising space. Please indicate what will comprise the remainder of the catalog.

ANSWER: We have added disclosure describing that the catalog will consist of approximately 200 pages of American merchandise product listings and approximately 40 pages of editorial and promotional material on the products and brands included in our catalog.

43.
We further note the company’s plans to have a website.  Please disclose whether or not the company has contracted a web designer.  If a contract has been signed, please file the executed agreement as an exhibit.

ANSWER: We have disclosed that for the convenience of our customers, we will develop our web site with e-commerce technology and maintain our web site www.aspire-japan.com to provide the latest technologies, including a search engine, which enables consumers to search and define their shopping needs.  Products and services will be sorted by category and sub-category, which will enable consumers to search and define their shopping needs faster and easier. We have begun designing our website internally and have not yet entered into an agreement with a web site designer or hosting company. We intend to have our website fully operational during the fourth quarter of 2007.

44.	Please disclose the estimated cost of designing the website and the planned source of funds for that purpose.

ANSWER: We have disclosed that we anticipate the costs of producing our website and developing our e-commerce systems to be $75,000 during the next twelve months. We will utilize existing funds or funds from ongoing operations to achieve this component of our plan and will not seek additional financing to complete this objective.

45.	Disclose the estimated time it will take to design the website and be fully operational. Indicate the website address for the company’s website.

ANSWER: We have disclosed that we intend to have our website www.aspire-japan.com fully operational during the fourth quarter of 2007.

46.
Please disclose whether or not the company has selected the site for its call center and order-processing center.  If so, please disclose its location.  Also, disclose the leasing arrangements and file any lease agreement as an exhibit as required by Item 601(b) of Regulation S-B.

ANSWER: We have disclosed that we plan to establish a logistic center in Portland, Oregon to receive products from American Suppliers, although we have not selected a specific site, nor have we entered into any leasing arrangements. We also plan to have logistic center in Chiba, Japan. Chiba, Japan is a suburb outside of Tokyo, Japan, where we intend to also have our in-bound call center, although we have not selected a specific site, nor have we entered into any leasing arrangements.

We have begun researching a suitable facility in both Portland and Chiba but have not entered into any lease agreements as of yet.

47.	If known, please state how many employees you plan to hire to work at the call center and order-processing center.

ANSWER: We have added disclosure that the in-bound sales representatives will be employees of the call center, and will not be employed by us, we forecast escalating the staffing levels up to 40 in-bound sales representatives during the first year of operations.

Additionally we have added disclosure that we plan to hire a total of 120 employees during the next twelve months. We have not identified such employees nor had any discussions with potential candidates. This is an ongoing objective and we have not allocated any specific funds for this objective..

48.
Please disclose if the company has any suppliers or disclose the status of the company’s discussions or arrangements with potential suppliers.  Any executed contracts with suppliers should be filed as exhibits to the registration statement.

ANSWER: To date we have not entered into any merchant agreements, yet we anticipate the agreements will likely vary in length typically from one quarter to one year. After completing our market research, we will then start the marketing process of finding the advertisers for our catalog publications during the third quarter of 2007.

49.	The last paragraph of this section refers to “our business model”. Please explain.

ANSWER: We have removed this statement.

Revenue Streams, page 11

50.	Please describe the type of fee to be charged to the American companies for advertising their products in the catalog.

ANSWER: We have added disclosure that we intend to utilize proceeds from the sale of advertising space to cover the cost of producing and distributing the catalogs. Each catalog will be limited to the sale of 200 pages of advertising at a cost of $20,000 per page, per issue.

Marketing, page 11

51.
We note your statements that “direct marketing,…, has gained increasing popularity in Japan over the last five years” and “this strategy has met with considerable success, and sales from direct marketing channels have been on the rise in the last decade.”  We also note the statement that “the retail apparel market remains relatively open, with most organized players still focusing on Japanese made merchandise with only a few minority players catering to the demand for American brands.”  The basis for comparative factual assertions and for the company’s or management’s belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus.  Revise the disclosure throughout this section to address the concerns of the staff, or advise us supplementally as necessary.  We may have further comment.

ANSWER: We have removed these statements from this section.

52.	Please explain the term “convenience store” as it applies here.

ANSWER: We have explained that convenience stores are relatively small retail outlets located primarily near residential areas that are open long hours and carry a limited line of high-turnover convenience products

53.	Please clarify whether the company has any contracts or agreements with any major retail chains to utilize convenience stores as a distribution channel.

ANSWER: We have disclosed that we currently do not have any contracts or agreements with any retail convenience store chains.

54.	In the fourth paragraph, please briefly explain “alternative media” that was used by Japanese retailers.

ANSWER: We have removed this statement.

55.	Please expand the last paragraph of this section to indicate the company’s planned timetable for opening a showroom in Tokyo. Any definitive plans should be disclosed.

ANSWER: We have removed this statement, as the company's plans do not include a timetable for opening a showroom in Tokyo.

Competition, page 11

56.	Please explain your reference to “most organized players”.

ANSWER: We have removed this statement.

57.	Please identify the “few minority players” catering to the demand for American brands.

ANSWER: We have removed this statement.

58.	Explain “several rounds of de-regulation in the retail markets…” by identifying the specific areas affected by the de-regulation.

ANSWER: We have removed this statement.

59.	Please identify the “major foreign players” that you refer to in the fifth line of paragraph two.

ANSWER: We have removed this statement.

60.	We do not understand your statement that “we do not expect any direct competition”. It appears that the company has direct competition. Please advise or revise.

ANSWER: We have revised this section accordingly.

61.	Revise to indicate the competitive business conditions, the company’s competitive position in the industry and the principal methods of competition.

ANSWER: We have updated this section to include the company’s competitive position as a well- positioned within the Japanese consumer market with our plan of supplying American merchandise brands to Japanese consumers and that our exposure to both the Japanese and American cultures gives us a competitive advantage.

Management’s Discussion and Analysis

Plan of Operations, page 12

62.	The disclosure in this section indicates that the company plans to raise $3 million for working capital during 2007. Please explain the company’s plans for raising the funds.

ANSWER: During 2007, we plan to raise additional capital of $3 million for additional operating capital. We intend to raise these funds through additional private placements. We have not identified any sources of capital, lines of credit or loans at this time.

63.
Please revise this section to discuss in detail the steps needed to build a customer base and attain your goals in your plan of operations for the next 12 months.  Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone.  Also, please provide a timeline for reaching each milestone, in weeks or months.  In your discussion, provide a detailed analysis of the costs of each step and how intend to finance the milestones.  Address the status of your efforts to accomplish these milestones.  We may have further comment.

ANSWER: We have revised this section accordingly.

Capital Resources and Liquidity, page 12

64.	Please revise to indicate the amount of funds raised in the private placement in August 2006.

ANSWER:  The Company raised $6800 in the private placement in August 2006.  This section has been revised accordingly.

65.	Please disclose whether the company has any source(s) of capital, including any lines of credit, loans, etc.

ANSWER: We have disclosed that we have not identified any sources of capital, lines of credit or loans at this time.

66.
We note your statement that “we expect to satisfy our cash requirements for the next twelve months through funds raised in our private placements.”  We also note that it appears the company will need proceeds in excess of $350,000 to conduct the noted operations for the next twelve months.  Please clarify what operations will be conducted if the additional $2 million in the second quarter of 2007 and $1 million in the fourth quarter of 2007 are not raised by the company.

ANSWER: We have updated this section accordingly.

67.	Please indicate the number of additional employees anticipated to be hired in the next twelve months.

ANSWER: In the plan of operations, we have added disclosure that the in-bound sales representatives will be employees of the call center, and will not be employed by us, we forecast escalating the staffing levels up to 40 in-bound sales representatives during the first year of operations.

Additionally we have added disclosure that we will plan to hire a total of 120 employees during the next twelve months. We have not identified such employees nor had any discussions with potential candidates. This is an ongoing objective and we have not allocated any specific funds for this objective

Description of Property, page 13

68.	Please provide the disclosure required by Item 102(a) of the Regulation S-B. Revise to address the suitability and adequacy of the noted property.

ANSWER: We have revised this section to include the disclosure required by Item 102(a) of Regulation S-B.

69.
If the office space is leased, please address the material provisions of the lease agreement and file such agreement as an exhibit to the registration statement.  Also if applicable, please disclose the monthly lease payment.

ANSWER: This section has been revised to disclose that the Company presently maintains principal offices at an executive office located 4695 MacArthur Court, 11th Floor, Newport Beach, CA 92660 and the telephone number is (949) 798-6138. We lease this space for a monthly fee of $190 on a month to month basis from Regus, and it includes general office services.  The agreement has been added to the exhibits.

Certain Relationships and Related Transactions, page 13

70.
We note hereunder that Scott Raleigh transferred the 100,000 shares to Ken Osako; however, the section “Organization within Last Five Years” states that the 100,000 shares were sold to Mr. Osako for $36,000.  Item 26. “Recent Sales of Unregistered Securities” in part II also reflects that those shares were transferred.  Please revise as appropriate to insure that the disclosure is consistent.

ANSWER:  The 100,000 shares were sold to Mr. Osako for $36,000.  This section has been revised for consistency.

71.	Briefly indicate the services provided by Scott Raleigh.

ANSWER:  Scott Raleigh purchased his 100,000 shares for $100.  They were not issued in return for services rendered.  No services were provided by Mr. Raleigh.

72.	Please indicate the aggregate consideration paid by Mr. Osako for the shares purchased in the August 2006 offering.

ANSWER: Mr. Osako paid $6,510 for the 6,510,000 shares he purchased in the August 2006 offering.

Market for Common Equity and Related Stockholder Matters, page 13

73.
We note your statement that shares of common stock owned by the company’s shareholders will be available for resale.  This Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company.  That letter also indicates that we believe that those securities can be resold only through a registered offering.  Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule.  See letter to Ken Worm dated January 21, 2000.  Revise your filing to disclose the Division’s position summarized above and revise your disclosure as appropriate.

ANSWER:  This section has been revised to include the required disclosure.

74.	Revise to indicate whether there is any common stock subject to outstanding warrants or any securities convertible into common stock.

ANSWER:  This section has been revised to indicate that there is no common stock subject to outstanding warrants or any securities convertible into common stock.

Executive Compensation, page 14

75.
Please provide the information required by Item 402 for all individuals serving as the principal executive officer or acting in a similar capacity during the last fiscal year, as required by Item 402(a)(2)(i) if Regulation S-B.  We note that Mr. Raleigh appears to have served in this capacity during the last fiscal year.

ANSWER:  This section has been revised to include Mr. Raleigh’s term during the last fiscal year.

76.	Provide the disclosure regarding compensation of directors, as required by Item 402(f) of Regulation S-B.

ANSWER: This section has been revised to disclose that the Company does not provide any compensation to our directors in accordance with Item 402(f).

77.	Please revise to update the table through the end of the fiscal year, which is January 31 according to the notes to the financial statements.

ANSWER:  The table has been updated through the end of the fiscal year, January 31, 2007

Available Information, page 15

78.	Please revise to indicate the new address of the SEC which is 100 F Street, N.E., Washington, DC 20549.

ANSWER:  This section has been revised to indicate the new address of the SEC.

Audited Financial Statements

General

79.	Please provide a current accountant’s consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

ANSWER:  The current accountant’s consent has been provided, and updated in accordance with Item 310(g) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities, page II-3

80.	Indicate the value of the consideration received for the issuance of common stock in the August 30, 2006 offering and the November 30, 2006 offering.

ANSWER: This section has been revised to provide the value of the consideration received for the issuance of common stock in each offering.

81.
We note your reliance upon Section 4(2) to exempt the noted transactions from registration.  Indicate the facts and circumstances relied upon to make the exemption available for these transactions.  Address whether these persons had access to the kind of information normally provided in a prospectus.

Indicate for each transaction if at the time of receipt of the common stock whether each investor was sophisticated and had sufficient knowledge and experience in financial and business matters to allow them to evaluate the merits and risks of the investment.  Also address whether any general solicitation or advertising occurred in connection with each offering.  We may have further comment.

ANSWER:  This section has been revised to include the facts and circumstances relied upon to make the 4(2) exemption available for these transactions.

82.	We note our financial statement indicate that the offering of the 6,700,000 occurred during September 2006. Please revise as appropriate.

ANSWER:  The financial statements have been revised to accurately disclose that the offering occurred in August 2006.

Form 10-Q for the period Ended October 31, 2006

83.
We note your disclosure under the Management’s Discussion and Analysis of Financial Conditions and Results of Operations section that the company is continuing its efforts to locate a merger candidate.  We also note your disclosure in the Form 8-K dated October 30, 2006 which indicates that the company’s business was changed to develop a company to give Japanese consumers access to top American retail brands.  Revise your MD&A section to provide the disclosure required by Item 303(a) of Regulation S-B.  We may have further comment.

ANSWER:  The document has been revised to provide the disclosure required by Item 303(a) of Regulation S-B.

Exchange Act Reports

84.
With respect to your disclosure in Form 10-KSB for the fiscal year ended January 31, 2006 and Forms 10-QSB for the quarters ended April 30, 2006, July 31, 2006, and October 31, 2006, we note that your disclosure do not comply with Item 307 of Regulation S-B in the following respects:

•
We note your statement that you “maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely.”

Given this your “reasonable assurance” qualification, the disclosure should be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed.
•
We note that a partial definition of disclosure controls and procedures was provided.  The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.  For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.

•	Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.
•	Your conclusion should clearly state that your disclosure controls and procedures are either effective or ineffective, not adequate.

Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

ANSWER:  We confirm that in future filings, we will revise our disclosures to address the matters noted above.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/  Gregg E. Jaclin
GREGG E. JACLIN